Exhibit 12.1

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Three Months	Twelve Months	Years Ended December 31,
	Ended March 31, 2017(a)	Ended March 31, 2017(b)	2016(c)	2015(d)	2014(e)	2013(f)	2012(g)
Earnings, as defined:

Income from continuing operations including noncontrolling interest before income tax expense	$949	$3,106	$2,867	$2,828	$1,778	$2,704	$2,265
Distributed income from unconsolidated investees, less equity in earnings	(7)	(34)	(32)	12	(8)	17	(13)
Fixed charges included in income	310	1,138	1,068	953	1,237	930	880

Total earnings, as defined	$1,252	$4,210	$3,903	$3,793	$3,007	$3,651	$3,132

Fixed charges, as defined:
Interest charges	$301	$1,102	$1,033	$920	$1,208	$899	$845
Rental interest factor	9	36	35	33	29	31	35

Fixed charges included in income	$310	$1,138	$1,068	$953	$1,237	$930	$880
Preference security dividend requirement of consolidated subsidiary	8	10	2	10	17	25	25
Capitalized Interest	35	134	124	67	39	28	24
Interest from discontinued operations	0	0	0	0	0	85	80

Total fixed charges, as defined	$353	$1,282	$1,194	$1,030	$1,293	$1,068	$1,009

Ratio of Earnings to Fixed Charges	3.55	3.28	3.27	3.68	2.33	3.42	3.10

(a)	Earnings for the three months ended March 31, 2017 include $34 million of net gains related to our investments in nuclear decommissioning trust funds; partially offset by a $3 million charge related to other items. Excluding the net effect of these items from the calculation would result in a lower ratio of earnings to fixed charges for the three months ended March 31, 2017.
(b)	Earnings for the twelve months ended March 31, 2017 include a $197 million charge associated with ash pond and landfill closure costs; $74 million in transaction and transition costs associated with the Dominion Questar combination; a $23 million charge related to storm and restoration costs; and a $34 million charge related to other items; partially offset by $67 million of net gains related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2017.
(c)	Earnings for the twelve months ended December 31, 2016 include a $197 million charge associated with ash pond and landfill closure costs; a $65 million charge associated with an organizational design initiative; $74 million in transaction and transition costs associated with the Dominion Questar combination; a $23 million charge related to storm and restoration costs; and a $45 million charge related to other items; partially offset by $34 million of net gains related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2016.
(d)	Earnings for the twelve months ended December 31, 2015 include $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; a $99 million charge associated with ash pond and landfill closure costs; and a $78 million charge related to other items; partially offset by $60 million of net gains related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.

(e)	Earnings for the twelve months ended December 31, 2014 include a $374 million charge related to North Anna and offshore wind facilities; a $284 million charge associated with our liability management effort, which is included in fixed charges; a $121 million accrued charge associated with ash pond and landfill closure costs; and a $93 million charge related to other items; partially offset by a $100 million net gain on the sale of our electric retail energy marketing business; and $72 million of net gains related to our investments in nuclear decommissioning trust funds. Excluding net the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.
(f)	Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; a $40 million charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; a $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; a $26 million charge related to the expected early shutdown of certain coal-fired generating units; and a $29 million charge related to other items; partially offset by $81 million of net gains related to our investments in nuclear decommissioning trust funds; a $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; and a $29 million net benefit primarily resulting from the sale of Elwood. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.
(g)	Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of Kewaunee; and $87 million of restoration costs associated with severe storms affecting our Dominion Virginia Power and Dominion North Carolina service territories; partially offset by $36 million of net gains related to our investments in nuclear decommissioning trust funds; and $4 million net benefit related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.